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                                April 19, 2022

       Mathieu Bonnet
       Chief Executive Officer
       Allego N.V.
       Westervoortsedijk 73 KB 6827 AV
       Arnhem, The Netherlands

                                                        Re: Allego N.V.
                                                            Registration
Statement on Form F-1
                                                            Filed March 31,
2022
                                                            File No. 333-264056

       Dear Mr. Bonnet:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed March 31, 2022

       Cover Page

   1. For each of the securities being registered for resale, please disclose the price that the selling securityholders
paid for such securities.
   2. Please disclose the exercise price of the warrants compared to the market price of the underlying security. If
the warrants are out the money or may be out of the money in the near future, please
disclose the likelihood that warrant holders will not exercise their warrants. Please
provide similar disclosure in the prospectus summary, risk factors,
                                                        MD&A and use of
proceeds section, and please disclose that cash proceeds associated with the exercises of
the warrants are dependent on the stock price. As applicable, please describe the impact on
your liquidity and update the discussion on the ability of your company to fund your
operations on a prospective basis with your current cash on hand.
 Mathieu Bonnet
FirstName
Allego N.V.LastNameMathieu Bonnet
Comapany
April       NameAllego N.V.
       19, 2022
April 219, 2022 Page 2
Page
FirstName LastName
3. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a large percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of your ordinary shares. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your ordinary shares.
Prospectus Summary, page 1

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Madeleine, a beneficial owner of approximately 74.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use. Risk Factors, page 15

5. Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your ordinary shares. To illustrate this risk, please disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. In addition, please disclose that even though the current trading price is close to the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
65

6. In light of the significant number of redemptions and the uncertainty regarding whether the company will receive significant proceeds from exercises of the
         warrants because of the potential disparity between the exercise price of the warrants and the current or future trading price of your ordinary shares, please expand your discussion
         of capital resources to address any changes in the company   s
liquidity position since the
         business combination. If the company is likely to have to seek additional capital, please
         discuss the effect of this offering on the company   s ability to
raise additional capital.
Plan of Distribution, page 128

7. We note your disclosure here that you will receive up to an aggregate of $107,640,000 if all of the Warrants are exercised for cash, yet you disclose elsewhere in your prospectus that you will receive up to an aggregate of $266,339,402 if all of the Warrants are exercised for cash. Please revise for consistency.
 Mathieu Bonnet
Allego N.V.
April 19, 2022
Page 3
General

8. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Please highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the Sponsor, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
9. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

             You refer to your "forecasts and projections" and "assumptions" on page 15, but we could not find these estimated future results in the prospectus.
           You state on page 41 that your "ordinary shares are restricted from immediate resale but may be sold into the market in the near future" and "this could cause the market price of the Ordinary Shares to drop significantly, even if Allego
s business is doing
           well.    This risk factor should be updated given that this
prospectus is facilitating
           those sales.
FirstName
           LastNameMathieu
           Update the disclosureBonnet
                                   in the risk factor titled    Members of
Allego   s management
Comapany have
           NameAllego      N.V.
                 limited experience  in operating a public company    in light
of the failure to
           timely
April 19, 2022 Pagefile3 the Form 10-Q for the quarter ended March 31, 2021. FirstName LastName
 Mathieu Bonnet
FirstName
Allego N.V.LastNameMathieu Bonnet
Comapany
April       NameAllego N.V.
       19, 2022
April 419, 2022 Page 4
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Heather Emmel, Esq.